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HOME SALE PRICE
$355,000
$285,000 Loan Amount / $70,000 Down Payment
Affordable
Budget Comfort Level
Est. Monthly Payment
$1,679
Debt-to-Income Ratio
36%
Private Mortgage Insurance
Not required
Est. Closing Costs
$10,650
*Estimates are for a 30-year fixed rate mortgage on a

The first direct lender with an end-to-end mobile mortgage experience.

Think back to the last time you bought a house…

Getting a mortgage wasn’t so easy, was it?

Now, imagine that process done entirely on your mobile device.

No email chains, fax machines, or hold music. No need to leave your couch.

INTRODUCING BEE

Mobile App Development + Mortgage Lending + AI & Blockchain Ecosystem =

bee

The first direct lender with an end-to-end mobile experience.

OUR TEAM

Meet the team behind Bee

Experience

13 years
of mortgage lending experience

8 years
working with blockchain technology

12 years
of real estate agent experience

6 years
of mobile app development experience

We've worked at

TIAA Bank | PHH MORTGAGE | pavaso | EverBank | ADP

OUR TEAM



Curtis Wood

Co-founder & CEO

Licensed Mortgage Loan Originator (NMLS 1308125)
Certified Blockchain Expert



Cynthia Wood

Co-founder & COO

Top 100 Women in Blockchain
Certified Blockchain Expert



Kristin Scheurer

Co-founder & CMO

Licensed Real Estate Agent
15+ Years Sales & Business Development



Munir Valiani

Co-founder & VP of Originations

Licensed Mortgage Loan Originator (NMLS 939488)
Certified Blockchain Expert



Matt Offers

Co-founder & VP of Product

Prior Blockchain Mortgage Experience
10 Years Product Management



Holly Davis

Co-founder & CTO

Certified Blockchain Expert
20+ Years IT Project Management



Mindy Barker

Interim CFO

Interim CFO/Financial Strategist
Author of Pitching to Win: Strategies for Success



Angie Luu

Lead Experience Designer

Product Design & User Research
Prior Consumer Lending Experience



Yuri Eliezer

Patent Attorney

Founders Legal
Ranked Top 2.5% Super Patent Lawyer

...and our founding team has bootstrapped since March 2019.

THE PROBLEM

Today’s mortgage process is built upon outdated systems and rely on expensive intermediaries


POS
LOS

Customer submits loan application to Point of Sale

via website, app, phone, in person

File is created and managed in Loan Origination System

manually review by loan officer

Loan team requests documents from customer

via phone, email, fax

Loan team manually verifies information

checking against 3rd party data

THE PROBLEM

Bee eliminates the need for humans to manually collect and verify information

POS

LOS

This can take up to 7 days

Customer submits loan application to Point of Sale

via website, app, phone, in person

File is created and managed in Loan Origination System

manually review by loan officer

Loan team requests documents from customer

via phone, email, fax

Loan team manually verifies information

checking against 3rd party data

OUR SOLUTION

Automation allows Bee to validate and make decisions in an instant

POS

Customer submits loan application to Point of Sale

mobile app

1. Source third party data

(credit, income, assets, employment)

2. AI reads and extracts data

3. Blockchain validates data and makes decisions

Approval in < 3 minutes

without ever speaking to a human

OUR SOLUTION

Bee's patent pending technology will automate up to 70% of the credit approval process which means 3x production capacity


70%
Blockchain Automated
=
3x
Production Capacity

CREDIT APPROVAL PROCESS

OUR SOLUTION

Bee delivers a simpler, faster, personalized experience for the homebuyer

100% mobile experience

Everything from rate shopping through closing can be done from your couch

Answer simple questions

It feels like you're being guided through the process by an expert

We do the heavy lifting

Most borrowers won't have to scan in their paystubs or bank statements

Getting a mortgage will be as easy as filing your taxes with TurboTax

OUR SOLUTION

We've partnered with these companies to deliver our product

Florida Capital Bank
Mortgage Lead Customer & Tech Partner

$5B federally chartered bank

Millennial Title
Investor & Integration Partner

Title company licensed in 15 states including Florida

FarShore
Development Partner

Custom software development firm

Molto Marketing
Marketing & Advertising Partner

Full service media production and marketing firm

Elphi
Automation Architects

MIT Sloan Alumni

OUR SOLUTION

Our top investors and advisors

Andrew Zankel

Investor & Advisor

Chairperson of the Technology Committee of the NY State Land Title Association

dysrUPtek

Pre-Seed Investor

Venture Capital Firm

OUR SOLUTION

Automation will change mortgage lending forever

100% mobile experience

Process is driven by the borrower, not the loan officer

Lower rates and payments for the borrower

Faster closing times

Reduced risk of error

THE MARKET

Bee is projected to have 17k app downloads in 2022

MARKET SIZE

PROJECTIONS


328M US Population
273M US Smartphone Users
18M Florida Smartphone Users
6.6M Florida Smartphone Online Users
17k
App Downloads in 2022

* While we are confident that we have the growth strategy in place to achieve these goals, these are forward-looking projections and cannot be guaranteed.

BUSINESS MODEL

How we'll make money

2020 - 2021

Strategic sources of revenue while MVP and full app are developed

2022

Full app is launched, producing full loans for sale



$8,748,675
$9,000
$6,750
$4,500
$2,250
$0
(THOUSANDS)
$615,150
$62,375
2020
2021
2022
Lead Revenue (Direct Lenders)
Lead Revenue (Agents)
Sale of Loans

* While we are confident that we have the growth strategy in place to achieve these goals, these are forward-looking projections and cannot be guaranteed.

COMPETITION

Bee wins as a lender in affordability and accessibility


Affordable
(Low Rates, Low Lender Fees)
bee
Opendoor
LoanSnap
better mortgage
usbank*
ally
Offline
(Phone, In Person, Fax)
Bank of America
SoFi
Mobile
(Fully Mobile/Digital)
citi
ROCKET Mortgage
by Quicken Loans
Expensive
(High Rates, High Lender Fees)

* Bank uses Blend's platform. Blend is the largest mortgage POS platform, raised $310m in VC funding.

COMPETITION

Competitors still rely on human loan officers to drive the majority of their process, Bee is the first end-to-end mobile solution


Rate Shopping
Apply
Credit Approval
Property Approval
Closing
MOBILE APP
PHONE/EMAIL
IN PERSON
bee
Get pre-qualified with no impact to credit (soft credit pull)
Instant pre-qualification letter
Fill out loan application (hard credit pull)
Credit, income, and asset verification in minutes
Instant pre-approval letter
Bee coordinates with buyer and agents to schedule appraisal
Schedule e-closing
E-close on loan
Fill out loan application (hard credit pull)
Receive pre-qualification letter
ROCKET Mortgage by Quicken Loans
Call in to get rates
Chat or call with loan officer
Pre-approval letter in 24-48 hours
Loan officer calls or emails to schedule appraisal
Schedule closing with loan officer
Close on loan in person

FINANCIAL OVERVIEW

Financial forecast through 2022

($ in thousands)	2020	2021	2022
Revenue	$62	$615	$8,749
Gross Profit	$57	$454	$5,072
Expense	$290	$1,840	$7,136
Ending Cash Balance	$459	$3,997	$650
Leads	607	11,438	17,205
App Downloads	890	14,298	17,207

* While we are confident that we have the growth strategy in place to achieve these goals, these are forward-looking projections and cannot be guaranteed.

ROADMAP

We've successfully launched our Buying Power Calculator for Android and iOS

NOV 2019 | PRE-SEED ($300K) → NOV 2020 | SEED ($769K)

NOV 2019

Start of Discovery & Development

Design and development of Buying Power Calculator app for Android and iOS.

MAY 2020

Buying Power Calculator Android Release

Launch of home affordability calculator with lead generation in partnership with Florida Capital Bank.

AUG 2020

Buying Power Calculator iOS Release

* While we are confident that we have the growth strategy in place to achieve these goals, these are forward-looking projections and cannot be guaranteed.

ROADMAP

We have over 1,000 downloads since the launch of our first ad campaign

Advertising campaign launched September 10



Edit Details
HOME SALE PRICE
$355,000
$285,000 Loan Amount / $70,000 Down Payment
Budget Comfort Level
Affordable
Est. Monthly Payment ?
$1,679
Debt-to-Income Ratio ?
36%
Private Mortgage Insurance ?
Not required
Est. Closing Costs ?
$10,650
*Estimates are for a 30-year fixed rate mortgage on a primary residence, single family home.
Apply for this loan
with our lender partner, Florida Capital Bank
$47K
$355K
$402K

ROADMAP

We're approved to raise $769,600 on Wefunder

$769K SAFE on Wefunder, the largest crowdfunding portal

$100K in hard commitments to our next raise already

ROADMAP

Development for the Mortgage Application (1003) Test Pilot is underway

AUG 2021 | SERIES A ($6M)

OCT 2021

Mortgage Application (1003) Test Pilot Launch

Test of mobile mortgage application in partnership with Florida Capital Bank.

JAN 2022

Bee Mortgage App MVP Release

Lender live release of app with full mobile mortgage experience and automated credit approval.

APR 2022

Bee Mortgage App Release #2

Release of automated mortgage disclosures.

JUN 2022

Bee Mortgage App Release #3

Release of automated rate lock and appraisal scheduling.

* While we are confident that we have the growth strategy in place to achieve these goals, these are forward-looking projections and cannot be guaranteed.

CONTACT

Thank you!

Learn more

Website www.beemortgageapp.com

Get in touch



Curtis Wood

curtis@beemortgageapp.com